UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
July 22, 2008

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

American Superconductor Corporation

File No. 000-19672 - CF#22201

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American Superconductor Corporation submitted an application under Rule 24b-2 requesting confidential treatment for information it excluded from the Exhibits to a Form 10-K filed on May 29, 2008.

Based on representations by American Superconductor Corporation that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibits will not be released to the public for the time periods specified:

Exhibit 10.38	through December 15, 2009
Exhibit 10.39	through December 15, 2009
Exhibit 10.40	through December 15, 2009
Exhibit 10.41	through December 15, 2009
Exhibit 10.42	through December 24, 2010
Exhibit 10.43	through December 24, 2010
Exhibit 10.44	through March 7, 2011
Exhibit 10.45	through March 7, 2011

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Perry Hindin
Special Counsel